UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 10, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 10, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: September 10, 2015
15-26-TR

Teck Named to Dow Jones Sustainability World Index

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) has been named to the Dow Jones Sustainability World Index (DJSI) for the sixth straight year, indicating that Teck’s sustainability practices rank in the top 10 percent of the 2,500 largest companies in the S&P Global Broad Market Index (BMI).

“We know that the success of our business is dependent on our ability to develop resources in a way that is responsible and sustainable for communities and the environment,” said Don Lindsay, President and CEO. “That is why we continue to integrate social, economic and environmental performance into every decision we make, even during current challenging market conditions.”

Teck was named to the World Index based on an in-depth analysis of economic, social and environmental performance. Teck received the highest possible score in areas including biodiversity and asset closure management, and scored the highest in the industry in talent attraction and retention and operational eco-efficiency.

Dow Jones contracts RobecoSAM, an investment specialist focused on sustainability investing, to compile the DJSI. The DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria. For more information on the DJSI, go to http://www.sustainability-indexes.com/

Earlier in 2015, Teck was ranked as one of the Global 100 Most Sustainable Corporations by media and investment research firm Corporate Knights for the third consecutive year and was the top-ranked mining company worldwide and the second-ranked Canadian company on the list. For the third straight year, Teck was also named one of the Best 50 Corporate Citizens in Canada by Corporate Knights and one of the Top 50 Socially Responsible Corporations in Canada by global responsible investment research firm Sustainalytics based on a range of measures including key social and environmental indicators.

Go to www.tecksustainability.com to learn more about Teck’s commitment to sustainability.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel.: 604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com